SCHEDULE 13G

Amendment No. 0
TETRAPHASE PHARMACEUTICALS INC
Common Stock
Cusip #88165N105


Cusip #88165N105
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	2,141,645
Item 6:	0
Item 7:	2,141,645
Item 8:	0
Item 9:	2,141,645
Item 11:	10.779%
Item 12:	    HC


Cusip #88165N105
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	2,141,645
Item 8:	0
Item 9:	2,141,645
Item 11:	10.779%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)



Item 1(a).	Name of Issuer:

		TETRAPHASE
PHARMACEUTICALS INC

Item 1(b).	Name of Issuer's Principal Executive Offices:

		480 Arsenal Street
		Ste 110
		Watertown, MA  02472
		USA

Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		245 Summer Street, Boston,
Massachusetts  02210

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		88165N105

Item 3.	This statement is filed pursuant to Rule 13d-1(c)

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	2,141,645

	(b)	Percent of Class:	10.779%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	2,141,645

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	2,141,645

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of TETRAPHASE
PHARMACEUTICALS INC. The interest of one person, Beacon Bioventures Limited Partnership, in the Common
Stock of TETRAPHASE PHARMACEUTICALS INC, amounted to 2,127,227 shares or 10.707% of the total outstanding Common Stock at April 30, 2013.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 09, 2013
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)



	The ownership of one person, Beacon Bioventures
Limited Partnership, amounted to 2,127,227 shares or 10.707% of the Common Stock outstanding. Beacon
Bioventures Limited Partnership has its principal business office at 245 Summer Street, Boston, Massachusetts 02210.

	Beacon Bioventures Limited Partnership and Beacon Bioventures Principals Limited Partnership, 245 Summer
Street, Boston, Massachusetts 02210, each a Delaware limited partnership, are the beneficial owners of 2,127,227 shares and 14,418 shares, respectively, or 10.707% and 0.073% respectively, of the Common Stock outstanding. Beacon Bioventures Advisors Limited Partnership is the general partner of Beacon Bioventures Limited Partnership and
Beacon Bioventures Principals Limited Partnership. The general partner of Beacon Bioventures Advisors Limited Partnership is Fidelity Biosciences Corp., a wholly-owned subsidiary of FMR LLC

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on May 09, 2013, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common
Stock of TETRAPHASE PHARMACEUTICALS INC at
April 30, 2013.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d